VIA EDGAR

Heather Clark

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	KINS Technology Group Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 8, 2020

File No. 333-249177

Dear Ms. Clark:

Set forth below is the response of KINS Technology Group Inc. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2020, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-249177, filed with the Commission on December 8, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Registration Statement (the “Amendment”).

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

U.S. Securities and Exchange Commission

December 10, 2020

Amendment No. 2 to Registration Statement on Form S-1 filed December 8, 2020

1. We note that the form of warrant agreement filed as exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly.

RESPONSE: The Company advises to Staff that it included responsive disclosures on pages 78-79 and page 153 of the Amendment.

The Company advises the Staff that the Company’s Form of Warrant Agreement, included as Exhibit 4.4 of the Amendment, will clearly state that the exclusive forum provision does apply to actions arising under the Securities Act.

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Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Gregg Noel

cc:	KINS Technology Group Inc.
Khurram P. Sheikh

cc:	Ropes & Gray LLP
Paul D. Tropp and Rachel D. Phillips